Exhibit 99.1

BRF - BRASIL FOODS S.A.

Public Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí - SC

PRESS RELEASE

São Paulo, Brazil, August 27, 2009 — BRF — Brasil Foods S.A., formerly named Perdigão S.A. (the “Company”), announced that it has completed its previously announced public global offering of 115,000,000 common shares, including common shares in the form of American depositary shares (the “ADSs”), each of which represents two common shares, at a price of R$40.00 per share.  The global offering consisted of an international offering in the United States and other countries outside Brazil and a concurrent offering of common shares in Brazil.  The option to purchase up to 17,250,000 additional common shares to cover over-allotments, granted in the Brazilian offering to the Brazilian underwriters, was exercised in full and settled on August 25, 2009.  Accordingly, the total number of common shares issued, including common shares in the form of ADSs, was 132,250,000, and the share capital of the Company was increased by R$5,290,000,000.00 as a result of the global offering.

The ADSs trade on the New York Stock Exchange under the symbol “PDA,” and the common shares trade on the São Paulo Stock Exchange under the symbol “PRGA3.”

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.